July 18, 2011

John P. Nolan

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	FNB United Corp.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

File No. 000-13823

Dear Mr. Nolan:

FNB United Corp. (the “Company”), provides the following responses to the comments contained in your letter dated July 1, 2011, regarding the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2011. For ease of reference we have set forth the text of each of the comments, followed by our response to each comment.

Form 10-Q as of March 31, 2011

Asset Quality, page 52

1. You state that you apply an “age adjustment” to your external appraisals. Please clarify the following for us:

•	Explain how you determine your age adjustment and why you believe this is necessary if all of your appraisals are considered current;

•	Tell us the date you began utilizing the age adjustments;

•

Tell us if the process of determining the age adjustment is a subjective process or if you apply the same discount percentage to all appraisals of a certain age. If it is the latter, please provide us with the adjustments you apply for each age bracket. If you have a subjective process for formulating your age adjustments, please provide us with the details of your methodology including how and when you apply an age adjustment.

RESPONSE:

Appraisals are considered current unless and until an event triggering the need to update arises. Appraisals are updated when a loan is initially criticized or identified as impaired and the most recent independent appraisal is more than 12 months old. Updated appraisals are also obtained when the borrower has failed to comply with the terms of the loan agreement, the Bank’s analysis of the obligors’ current financial condition does not support the ongoing ability of the obligor(s) to perform under the agreement and the most recent independent appraisal is more than 12 months old. A loan that has been performing up to the time it is criticized or deemed impaired or prior to the Bank’s assessment of the obligors’ inability to perform will not have previously required an updated appraisal. External independent appraisals are obtained at least annually thereafter for all potentially troubled and nonperforming loans as well as for other real estate owned (OREO).

Phone 336.626.8300 | Fax 336.626.8374 | MyYesBank.com | NASDAQ: FNBN | Member FDIC

In the period between the time the need for a new appraisal arises and the time the updated appraisal is received, the Bank does an age adjustment, which is an estimate of the fair value of the collateral and loan derived by discounting the prior appraised value. Discounting out-of-date appraisals has been a practice of the Bank for more than five years, although the impact of such discounting has had greater recent impact on valuations due to the current economic downturn and its adverse effect on the valuations of real estate in the Bank’s geographic lending area. The Bank uses data from third-party sources, notably the S&P/Case Schiller Index and the adjusted CPPI data provided by the MIT Center for Real Estate, to provide an initial basis for the age adjustment.

In addition to such third-party data, the Bank employs elements of subjective analysis. The valuation indices identified above consider broad classifications of real estate assets. Market conditions within our geographic lending area may be subject to variations that are not adequately reflected by such indices or classifications. For example, values of vacant lots in a failed subdivision may be falling more rapidly than those of owner-occupied real estate within the same real estate submarket. Additional data to inform the valuation is developed through consultations with local real estate professionals and licensed appraisers with considerable experience and expertise in the relevant market area. Both objective and subjective data and considerations are evaluated to develop an accurate and realistic determination of the changes over time of the valuations of differing collateral types within particular market areas.

Given the current conditions of real estate valuation declines within the Bank’s market area, in managing its impaired loan portfolio the Bank generally considers age adjustments on appraisals that are nine months in age or older and applies its best estimate of an appropriate discounting factor where warranted. This process of evaluation for age adjustment to valuations of collateral securing impaired or troubled loans is repeated on a quarterly basis thereafter across the entire impaired loan portfolio to ensure that current market information is incorporated fully and that these valuations accurately reflect the effects of current market conditions.

2. We note your statement that in some cases “it is deemed that a charge-off is required rather than a reserve against the principal balance.” Please tell us the amount of impaired loans that were directly charged off without a requiring an initial specific reserve as of March 31, 2011. Please explain to us the circumstances that would warrant this kind of charge-off.

RESPONSE:

The amount of impaired loans that were directly charged off without an initial specific reserve as of March 31, 2011 totaled $1,768,360. These loans were performing as of December 31, 2010 but became past due or impaired during the first quarter of 2011. The details of those loans are described as to circumstance in the table below. Generally, a loan that was performing in the prior quarter without an initial specific reserve warrant a charge-off when the borrower has experienced a rapid decline in financial condition or some other triggering event such as insolvency, lack of assets, continued refusal to respond to demands for repayment, ill health, death, disappearance, abandonment of business, bankruptcy, or, when coupled with other circumstances that may warrant charge-off, a debt’s unsecured or subordinated status has occurred.

Type of Credit	Charge-off Amount	Reason for Charge-off
Home Equity Lines of Credit	$498,444	2 loans, junior liens, inadequate collateral coverage
Unsecured Consumer Lines	$93,546	2 loans, personal bankruptcy filings
Unsecured Commercial Lines of Credit	$396,304	4 loans, unsecured and deemed uncollectible
Unsecured Commercial Lines of Credit	$339,906	1 loan, business bankruptcy
Commercial Term Loan	$440,160	1 loan, deemed uncollectible

3. In the third bullet point of your response, you state you apply discounting factors to your fair market valuation as presented in the appraisals for the “type of collateral, local market conditions or excessive levels of inventories.” In your first bullet point to this comment, you state you apply discounts to your appraisals for age and disposition costs. Please clarify to us the nature of all discounts applied to your fair market valuations, why you believe they are necessary and how you apply them. Clarify the materiality/significance of each of these discounts and the aggregate total of the discounts taken on your impaired loans by dollar amount and percentage. Lastly, please clarify to us if all of these discounts are applied at the time the loan becomes impaired and the appraisal is received and/or at the time of the partial charge-off.

RESPONSE:

As discussed above, the Bank utilizes data from respected third party sources including those identified in the response to the first comment above to inform its analysis as to age adjustments that may be required in the determination of the fair market valuation of the underlying collateral of an impaired loan prior to the receipt of an updated appraisal. In addition, in those instances in which the appraisal does not reflect sales and other disposition costs, the Bank typically uses a factor of 6% to 10% of the appraisal valuation as an estimate of such costs.

The Bank also considers a variety of localized market conditions in its analysis to derive a fair market valuation of the collateral in the period before an updated appraisal is received. Examples of such additional factors include:

•	The type of collateral securing the loan.

The value of various types of collateral, including real estate collateral, may be affected differently in an economic downturn. For example, a subdivision that is unplatted and unimproved (i.e. raw land) will be differently affected than a similar property on which significant investments in infrastructure exist, thus improving the latter property’s economic viability for further development. Unimproved raw land has typically seen greater decrements in valuation than partially developed properties in the Bank’s market. Adjacency to similar projects in similar states of development or non-development may also need to be considered within the evaluation process.

•	The local concentration of collateral securing the loan.

Greater concentrations of collateral within a given geographic area may affect value. For example, the Bank may hold a number of residential lots within a given development. To properly evaluate the value of such a concentrated grouping of lots, the Bank would need to consider the tradeoff between individual lot valuations, expected marketing time to achieve disposition and the associated holding period costs versus a bulk sale of the pooled collateral lots, which sales are typically discounted well below appraisal valuations.

•	Excessive inventories within the market area of a particular product type.

Excessive quantities of a particular product type such as condominiums or townhomes within a particular region may affect valuation of that particular type of property without affecting other types of collateral properties within that same region.

•	Environmental issues.

Environmental factors regarding the property may include such concerns as illegal dumping, prior use, the storage of potentially contaminated materials or wetland designations, any of which may affect the ability to economically develop the property for other uses.

•	Local employment conditions.

Local employers may have significantly downsized their operations or closed altogether, thus depressing the local economic conditions within a market and consequently leading to locally depressed real estate valuations.

•	Taxes and other expenses that are due and payable by upon a foreclosure event.

In certain cases, outstanding liens or taxes would become due and payable upon the event of foreclosure or sale, thus affecting that overall valuation of the collateral property. Nuisance liens imposed by local governmental jurisdictions may significantly exceed the value of the property. Other types of properties may have significant liabilities arising from homeowners’ association fees or assessments.

•	Judicial procedures for the acquisition of the property through foreclosure.

The Bank has within its market area properties that are in different legal jurisdictions with their own procedures. In North Carolina, a foreclosure takes approximately six months from initiation to completion. However, for properties in South Carolina which is a judicial foreclosure state, 12 to 18 months is a more common period of resolution of an uncontested foreclosure. Given the duration of such processes, the property may experience both physical deterioration leading to the expectation of rehabilitation costs and significant declines in its valuation due to the continuing deterioration in local economic conditions.

•	The costs that may be incurred in the rehabilitation of a property that may be required to bring it to a saleable state.

In some cases, and particularly where a property has been abandoned by a borrower and has been subject to vandalism, significant rehabilitation costs may need to be incurred and must be considered in the evaluation process.

Thus the derivation of a properly calculated valuation of a collateral asset’s fair market value may require the consideration of additional factors beyond age and disposition costs. The Bank is attempting within its evaluation process to consider and include any and all such relevant factors that may affect collateral value. The materiality or significance of any one factor will vary with the facts and circumstances of the individual property.

The aggregate effects of such discounts on the value of collateral securing impaired loans in the Bank’s current portfolio are as follows:

Collateral securing impaired loans - at Appraisal Value:	Expected Market Depreciation:	Expected Disposition Expense:	Other Expense:	Senior Mortgages/ Liens:	Residual Impaired Collateral Valuation
$398,516,221	$34,674,133	$21,889,865	$12,426,116	$2,795,101	$326,731,006
Percentage:	8.70%	5.49%	3.12%	0.70%	81.99%

Note: Expected disposition expense is below the 6% - 10% range described above because disposition costs are already factored into some appraisal valuations.

Any applicable discounting factors are applied to the last available appraisal valuation at that point in time at which a loan is deemed to be impaired. These discounting factors will be reevaluated on a quarterly basis until such time as the next updated appraisal is received, and these factors are then revised as necessary to reflect any new information contained within the appraisal.

The collateral valuation derived through the evaluation or adjustment process, including discounts for sales and disposition costs, is compared to the current principal balance of the impaired loan; the differential in these amounts is the amount of the impairment, if any such differential indeed exists. This impairment amount will then typically reflect the amount of any subsequent charge-off against the associated impaired loan. However, at the time that a charge-off is deemed necessary, the Bank considers any of the additional factors noted above that may have arisen since the prior quarter end to determine any revisions to the previously calculated impairment amount.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company believes that the foregoing responses address your comments. The Company is committed to full and transparent disclosure and will continue to enhance our disclosures in future filings. Please contact me at (336) 626-8351 or (336) 626-8300 if you have any questions or would like further information about this response.

Sincerely,

/s/ Mark A. Severson
Mark A. Severson
Executive Vice President and Chief Financial Officer FNB United Corp.